Exhibit p

Memorandum(Translation)

INCJ, Ltd. (hereinafter referred to as “INCJ”) and Pixie Dust Technologies Inc. (hereinafter referred to as the “PxDT”) confirm the following policy regarding the selling of common shares of PxDT (hereinafter referred to as the “Shares”) held by INCJ (hereinafter referred to as the “MOU”).

Article 1 (Shares held by INCJ)

As of the date of MOU, INCJ holds 861,591 Shares.

Article 2 (MNPI regarding delisting)

1. PxDT and INCJ entered into the Non-Disclosure Agreement on August 30, 2024 (hereinafter referred to as the “Date of NDA”). PxDT notified INCJ of information regarding the plan (hereinafter referred to as the “Delisting”) considered by PxDT of delisting American Depositary Receipts of PxDT formerly listed on NASDAQ (hereinafter referred to as the “ADRs”) and requested INCJ to develop a policy regarding the holding or selling of Shares and ADRs.

2. Since the Date of NDA, INCJ has not traded any of the Shares or ADRs except as permitted by law.

3. PxDT shall take all necessary procedures for the Delisting including negotiation or correspondence with SEC, NASDAQ and the ADR holders.

Article 3 (Share purchase by PxDT)

1. PxDT plans to hold a general shareholders’ meeting on February 18, 2025, and resolved to present the matters specified in the following items as agendas at this general shareholders’ meeting at the board of directors meeting as of January 15, 2025.

①	Matters concerning the acquisition of Shares by the PxDT as stipulated in Article 156, Paragraph 1 of the Companies Act

②	To give notice to specified shareholders as provided for in Article 160, Paragraph 1 of the Companies Act to THE BANK OF NEW YORK MELLON, which provides the ADR program (hereinafter, the acquisition of Shares through such notice is referred to as the “Share purchase from BNY “).

③	To give notice to specified shareholders as provided for in Article 160, Paragraph 1 of the Companies Act to INCJ (hereinafter, the acquisition of Shares through such notice is referred to as “Share purchase from INCJ”).

④	Decreasing the PxDT’s capital reserve in accordance with law and regulations in order to make distributable amounts to enable Share purchase from BNY and Share purchase from INCJ.

⑤	Amending the articles of incorporation to enable the issuance of preferred shares.

2. Share purchase from BNY shall be executed after the termination of ADR program planned on March 14, 2025, and Share purchase from INCJ shall be executed by February 28, 2025.

3. The number of Shares to be acquired in accordance with Article 157, Paragraph 1, Item 1 of the Companies Act in relation to Share purchase from INCJ shall be the total number of Shares held by INCJ, and Share purchase from INCJ shall be executed for the number of Shares that INCJ has applied to sell pursuant to Article 159 of the Companies Act.

4. The description, and the number or amount, or the method for the calculation thereof, of the Monies, etc. that will be delivered in exchange for the acquisition of one share as provided for in Article 157, Paragraph 1, Item 2 of the Companies Act in relation to Share purchase from INCJ, shall be the price obtained by multiplying 1 USD by the number between 0.7 and 0.9 which is determined in accordance with the agreement between INCJ and PxDT, which is converted into Japanese yen basis in accordance with the method agreed between INCJ and PxDT in reference to the currency rate as of the time of calculation. The price shall be resolved at the board meeting of PxDT schedule on February 19 2025.

January 15, 2025

INCJ
1-3-1 Toranomon, Minato-ku, Tokyo
INCJ, Ltd.
Mikihide Katsumata, Representative Director President and COO

PxDT
2-2-1 Yaesu, Chuo-ku, Tokyo
Pixie Dust Technologies Inc.
Representative Director and CEO Yoichi Ochiai